Exhibit 8(b)

425 Park Avenue New York, New York 10022-3598
212 836-8000
Fax 212 836-8689
www.kayescholer.com
April 28, 2009
Potash Corporation of Saskatchewan Inc.
122-1st Avenue South, Suite 500
Saskatoon, Saskatchewan S7K 7G3 CANADA

Re:	Prospectus Supplement dated April 28, 2009 to Prospectus dated December 12, 2007 filed by Potash Corporation of Saskatchewan Inc.
Dear Ladies and Gentlemen:
          We have acted as special U.S. federal income tax counsel to Potash Corporation of Saskatchewan Inc., a corporation continued and existing under the laws of Canada (the “Company”) in connection with the issuance and sale of $500,000,000 aggregate principal amount of notes due May 15, 2014 and $500,000,000 aggregate principal amount of notes due May 15, 2019 (collectively, the “Notes”).
          The Notes are being issued pursuant to the terms of the Terms Agreement among the Company and the Underwriters identified therein (the “Underwriting Agreement”).
          In connection with rendering the opinion set forth below, we have examined originals or copies, certified or otherwise identified to our satisfaction, of each of:
1.	the Preliminary Prospectus Supplement dated April 28, 2009 (the “Preliminary Prospectus”) relating to the Notes included in the Registration Statement on Form S-3 (Registration No. 333-148023) (the “Registration Statement”);

2.	the Base Prospectus dated as of December 12, 2007 (the “Base Prospectus”) relating to the Notes included in the Registration Statement;

3.	the Prospectus Supplement dated April 28, 2009 (the “Prospectus Supplement” and together with the Base Prospectus, the “Prospectus”) relating to the Notes included in the Registration Statement.

4.	the forms of certificate evidencing the Notes;

5.	the indenture between the Company and The Bank of Nova Scotia Trust Company of New York, dated as of February 27, 2003, a form of which was filed as an exhibit to the Registration Statement;
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6.	a copy of a document entitled “Potash Corporation of Saskatchewan Inc. Authorization and Issuance of Debt Securities” adopted by the Company on April 28, 2009; and

7.	the Underwriting Agreement.
          We have relied, without independent investigation, as to factual matters on, and assumed the accuracy of, the representations and warranties contained in the Prospectus and the above referenced documents (the “Documents”). In addition, we have assumed the legal capacity of all natural persons executing the Documents and such other certificates and documents, the genuineness of all signatures thereon, the authority of all persons signing the Documents on behalf of the parties thereto, the authenticity of all Documents submitted to us as originals, and the conformity of the originals of all copies submitted to us as electronic mail, telecopies, photocopies, or conformed copies.
          In rendering the opinion set forth below, we have also assumed that: (i) there are no agreements or understandings, other than as set forth in the Documents, whether in written form or otherwise, pertaining to the repayment by the Company of the Notes; (ii) each Document has been duly authorized by each party thereto; (iii) each Document has been duly executed and delivered by each party thereto; (iv) each party of each Document has the requisite power and authority (corporate, partnership, or other) to execute, deliver, and perform each Document to which it is a party; (v) each Document constitutes a legal, valid, and binding agreement of the parties to such Document enforceable against such parties in accordance with its terms; (vi) each of the parties to the Document will duly comply (without waiver) with the terms of the relevant Document; (vii) the Company will conduct its activities only as provided in the Documents; and (viii) there have been no amendments or supplements to the Documents.
          Based on the foregoing, and subject to any assumptions, exceptions, limitations, qualifications and conditions set forth herein, we are of the opinion that the statements in the Preliminary Prospectus and the Prospectus under the heading “United States Federal Income Tax Considerations,” insofar as such statements purport to summarize certain U.S. federal income tax laws of the United States, constitute a fair summary of the principal U.S. federal income tax consequences of an investment in the Notes.
          The foregoing opinion is based on the U.S. Internal Revenue Code of 1986, as amended, U.S. Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all of which are subject to change. There can be no assurance that existing law will not change or that contrary positions will not be taken by the U.S. Internal Revenue Service. Any such change might be retroactive and might affect the opinion set forth above.
          The foregoing opinion is limited to the U.S. federal income tax matters addressed herein, and no other opinions are rendered with respect to other U.S. federal tax matters or to any issues arising under the tax laws of any other country, or any state or locality. This opinion letter is rendered as of the date hereof and we undertake no obligation to update the opinions expressed herein after the date of this letter. This opinion letter is solely for the information and use of the
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Potash Corporation of Saskatchewan Inc. 3	April 28, 2009
addressees, and it may not be distributed, relied upon for any purposed by any other person, quoted in whole or in part or otherwise reproduced in any document, or filed with any governmental agency without our express written consent.
          Notwithstanding anything to the contrary herein, the recipient of this opinion (and any employee, representative, or other agent of the recipient of this opinion) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the Notes and all materials of any kind (including opinions or other discussion and analysis) that are provided to it relating to such tax treatment and tax structure (but no other details regarding matters covered by this opinion), pursuant to section 1.6011-4 of the U.S. Treasury Regulations.
          IRS Circular 230 Disclosure: To ensure compliance with Treasury Department regulations, we inform you that (i) any U.S. federal tax advice contained in this letter (including any attachments or enclosures) is not intended or written to be used, and cannot be used, for the purpose of avoiding penalties that may be imposed under the U.S. Internal Revenue Code, (ii) such advice is written in connection with the promotion or marketing of the transactions or matter discussed herein, and (iii) any taxpayer to whom the transactions or matters discussed herein are being promoted, marketed or recommended should seek advice based on its own particular circumstances from an independent tax advisor.
Very truly yours,
/s/ Kaye Scholer LLP
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